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Hemisphere Energy Corporation

Dear Sirs/Mesdames

Re: Notice of Change of Auditors of Hemisphere Energy Corporation

We have read the Notice of Hemisphere Energy Corporation dated September 15, 2015 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants

September 15, 2015
Calgary, Canada

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